SUB-ITEM 77K:  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT:
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In the fall of 2004 PricewaterhouseCoopers LLP ("PwC") notified American Pension
Investors Trust ("Trust") that it would decline to stand for re-election as the independent registered public accounting firm for the Trust. On March 28, 2005 the Trust retained Tait Weller & Baker ("Tait') to replace PwC as its independent registered public accounting firm. The retention of Tait as the independent registered public accounting firm for the Trust was approved by the Trust's Audit Committee and Board of Trustees.

The reports of PwC on the financial statements of the Trust for the two fiscal years preceding their resignation contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years immediately preceding their resignation, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their report on the financial statements for such years.

The Trust requested PwC to furnish a letter addressed to the Securities and Exchange Commission stating whether PwC agrees with the above statements. A copy of this letter will be filed when it becomes available.